Exhibit 99.1

Mayfair Submits Fenn-Gib Gold Project Notice of Project Status

VANCOUVER, British Columbia, February 5, 2026 – Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold”, or the “Company”) (NYSE American: MINE; TSX-V: MFG) is pleased to announce it has formally submitted a Notice of Project Status (“NPS”) for its 100%-owned Fenn-Gib Gold Project (the “Project”), located in the Timmins mining district of northeastern Ontario.

The NPS submission represents a meaningful milestone in the continued advancement of the Project. The submission of the NPS formally registers the Fenn-Gib Gold Project with the Province of Ontario and notifies the Ministry of Energy and Mines (“MEM”) that the Company intends to advance the Project to become a “mine in production” as defined in the Ontario Mining Act. With the submission of the NPS, the Company will continue to advance the technical studies, consultation processes, and permitting and approvals processes required to support planned future development.

This milestone is underscored by the Company’s ongoing dedication to meaningful engagement with the Apitipi Anicinapek Nation, a local First Nation rightsholder within the Treaty 9 area, as well as with other regional Indigenous and local communities and stakeholders as the Project continues to advance. Advancing the Project reflects the Company’s proactive approach to regulatory compliance and supports continued derisking through environmental, technical and socioeconomic work that will underpin future construction and operating approvals.

“Submitting the Notice of Project Status is an important step in advancing Fenn-Gib toward development,” said Nicholas Campbell, CEO. “It provides a clear statement of our intent to advance the Project in a timely manner and reinforces our commitment to responsible project planning, transparent engagement and alignment with Ontario’s modernized mine permitting process. We look forward to working closely with Indigenous communities, local stakeholders and government agencies as we continue to advance this significant gold project.”

About Mayfair Gold

Mayfair Gold is a Canadian gold development stage company focused on advancing the 100% controlled Fenn-Gib Gold Project in the Timmins region of Northern Ontario. The PFS outlines the potential to develop Fenn-Gib into a new Canadian gold producer for initial development capital of C$450 million, with a base case payback period of 2.7 years and cumulative free cash flow of $896 million over the first six years of production based on a US$3,100/oz gold price. The Company is advancing permitting activities, detailed engineering and stakeholder engagement with the goal of starting construction in 2028 and initial production in 2030.

The content of this news release has been reviewed on behalf of the Company and approved by Drew Anwyll, P.Eng., Chief Operating Officer of Mayfair, a QP as defined in NI 43-101.

Cautionary Note Regarding Forward-Looking Information

This news release contains certain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation, including the United States Private Securities Litigation Reform Act of 1995 (collectively “forward-looking Information”). Forward-looking information is frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “intends”, “estimates”, “envisages”, “potential”, “possible”, “strategy”, “goals”, “opportunities”, “objectives”, or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions. This information includes statements regarding the Company’s intention to advance the Project to become a “mine in production” as defined in the Ontario Mining Act, the Company continuing to advance the technical studies, consultation processes, and permitting and approvals processes required to support planned future development, the Company continuing to derisk through environmental, technical and socioeconomic work that will underpin future construction and operating approvals, the Company’s pre-feasibility study outlining the potential to develop Fenn-Gib into a new Canadian gold producer and the Company’s goal of starting construction in 2028 with initial production in 2030. Although Mayfair Gold believes that the expectations reflected in such forward-looking information are reasonable, readers are cautioned that actual results may vary from the forward-looking information. The Company has based this forward-looking information on the Company’s current expectations and assumptions about future events. This information also involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including the risks, uncertainties and other factors identified in the Company’s annual information form for the year ended December 31, 2024, and registration statement Form 40-F available at www.sedarplus.ca and sec.gov/edgar, respectively. Furthermore, the forward-looking information contained in this news release is as at the date of this news release and Mayfair does not undertake any obligation to publicly update or revise any of this forward-looking information except as may be required by applicable securities laws.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to:

Nicholas Campbell

CEO

Mayfair Gold Corp.

489 McDougall St

Matheson, ON P0K 1N0 Canada

+1 (855) 350-5600

info@mayfairgold.ca